Leon E. Salkin

Associate

+1.215.963.5620

leon.salkin@morganlewis.com

May 30, 2018

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811- 07102)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone and e-mail, regarding the Trust’s post-effective amendment no. 234, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 236, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Frost Total Return Bond Fund and the Frost Credit Fund (the “Funds”). Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please associate the ticker symbol for the A Class Shares of each Fund with the class’s EDGAR class identifier.

Response. The requested changes have been made.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Alison White, Esq.

May 30, 2018

2.	Comment. Please remove the Contractual Expense Limitation footnote to each Fund’s Annual Fund Operating Expenses table because the Total Annual Fund Operating Expenses of the A Class Shares of each Fund are lower than the Contractual Expense Limitation.

Response. The requested changes have been made.

3.	Comment. In the “Investment Adviser” section, please clarify, if accurate, that the Adviser may only recoup fee waivers or expense reimbursements made during the rolling three-year period preceding the recoupment.

Response. The requested change has been made.

4.	Comment. In the Frost Total Return Bond Fund’s “Principal Investment Strategies” section, please disclose the duration of the Fund’s benchmark as of a recent date.

Response. The requested change has been made.

5.	Comment. It appears that the Frost Total Return Bond Fund invests significantly in collateralized loan obligations (“CLOs”) and non-agency residential mortgage-backed securities (“RMBS”) (approximately 17% combined) and that the Frost Credit Fund invests significantly in CLOs (approximately 33%). Given the liquidity of these investments, please explain supplementally in detail:

How each Fund determined that its investment strategy is appropriate for the open-end fund structure.

How each Fund determined that these holdings are liquid (i.e., can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment). The response should include general market data on the types of investments and data on the liquidity of the investments that the Fund invests in, including information about:

i.	Whether the Fund imposes any limits as a percentage of its net assets with respect to the position sizes in CLOs and non-agency RMBS;

ii.	The specific measures that the Fund would take if it received a large redemption request;

iii.	The existence of an active market for the CLOs and non-agency RMBS, including the number, diversity, and quality of market participants;

Alison White, Esq.

May 30, 2018

iv.	The frequency of trades or quotes for the CLOs and non-agency RMBS, including the daily trading volume;

v.	The volatility of trading prices for the investments;

vi.	Bid-ask spreads for the CLOs and non-agency RMBS;

vii.	Restrictions on trading or transferring the CLOs and non-agency RMBS;

viii.	The availability of, and the Adviser’s access to, information on underlying loans or other assets held by the CLOs and non-agency RMBS; and

ix.	How the Fund will be able to appropriately value these investments on a daily basis.

Response. The following response, with the exception of the first paragraph of Section (ix), was prepared by the Adviser and provided to the Trust for inclusion in this response letter:

The Adviser has, for over a decade, invested in a diverse set of securitized fixed income securities in all three of its 1940 Act registered, open end mutual funds – Frost Total Return Bond Fund, Frost Low Duration Bond Fund and Frost Credit Fund. These securities include US agency RMBS, non-agency RMBS, asset-backed securities (“ABS”) backed by both consumer and commercial loans, commercial mortgage-backed securities (“CMBS”), and CLOs. The Adviser has developed a core competency for managing such securities, building our investment team and spending on an array of analytical resources in order to consistently evaluate the investment merits of securities of these types. In terms of human capital, the Adviser’s Director of Fixed Income and CO-Chief Investment Officer has more than two decades of direct professional experience participating in the issuance and management of these securities. Additionally, the Adviser’s research analysts and traders have many years of direct experience with these securities. In terms of analytical tools, the Adviser has employed significant resources in order to secure a number of third party tools and vendor services to support our analyst and trading teams in their effort to perform rigorous due diligence for all of the fixed income securities the Adviser invests in. In summary, the Adviser internally develops research in order to conduct due diligence for all of the ABS and mortgage-backed securities bonds it invests in for all of our client accounts, (including our mutual funds); as part of this process our analyst team performs loan level analysis for the asset pool that supports each security.

i.	Neither Fund imposes any specific limit as a percentage of net assets with respect to any specific sector of the US bond market; this would include any of the ABS sectors, including those questioned above. The Frost Total Return Bond Fund’s investment objective focuses on maintaining a meaningful correlation to the broader US fixed income market. As a result the Adviser manages the Frost Total Return Bond Fund in a diversified manner. The mutual fund industry has come to define this bond investment strategy as “Core” or “Core Plus”. In general terms, no sector of the Frost Total Return Bond Fund reaches over 35% with the exception of the two large US Government sectors – US Treasuries and US agency RMBS, and, for a short period in 2009, consumer loan ABS. The Frost Total Return Bond Fund is generally more broadly diversified than its peer group of US core fixed income bond funds. We are including the Frost Total Return Bond Fund’s historical sector allocations here as examples.

Alison White, Esq.

May 30, 2018

The Frost Credit Fund to date has held zero allocation to the non-agency RMBS sector. The Frost Credit Fund, as part of its investment objective, does routinely hold large allocations to both the high yield corporate sector and CLOs.

ii.	The Adviser uses three methods to meet any client redemption requests for each Fund. First, the Adviser attempts to maintain a cash position in the Fund to meet expected next day client redemptions in order to reduce as much as possible the need to execute same day trading. In conjunction with this the Adviser also manages the majority of its own cash allocation in the Fund in order to minimize counterparty risk to a sweep money market mutual fund. Secondly, the Adviser may sell securities in the secondary market and the Fund has an allocation to highly liquid securities in order to do this. Third, the Fund has a line of credit established with its custodian bank to draw on when needed.

iii.	The depth and quality of the market in CLO’s and non-agency RMBS is difficult to summarize in a few brief sentences. Similar to the markets for the high yield corporate sector and the other ABS sectors, the breadth of market participants is large (and ever increasing), including issuers, broker/dealers and investors across the global developed markets, dominated by the United States and Europe. The specific metrics of these sectors are dependent on a number of factors. Credit quality, type of collateral, and the specific issuer each play a critical role in how active the market is for any individual security. There are significant market differences (average bid/ask spreads, number of daily active participants, number of daily bid wanted lists, etc) between a “AAA” rated CLO backed by broadly syndicated loans (“BSL”) and a “BB” rated CLO backed by middle market loans. In the case of the former, the Adviser estimates there are thousands of worldwide investors that participate in that sub-sector. In the case of the latter, we would estimate this to be a much smaller universe of investors that are actively participating, with several hundred representing most of the activity, and perhaps only as many as 500 in total.

Alison White, Esq.

May 30, 2018

In terms of primary market activity for CLOs, over the past fifteen years primary issuance has seen a low of $11 billion in 2010 to just over $160 billion in 2007. Over the past five years 2016 has marked the low, with approximately $90 billion in issuance, and the high of $140 billion was reached in 2014. Approximately 80% of this volume are bonds issued in the United States, with the vast majority of the remainder issued in Europe. There is no way to determine an exact estimate of how many institutional investors participate in the CLO market, as many institutional investors do not report their holdings publicly. The Adviser would estimate that, globally, the investor universe amounts to over one thousand, with banks and insurance companies dominating the “AAA” to “A” rated sectors, traditional money managers investing across all sectors directly and via hedge funds, and private equity funds and other investors focusing on lower rated offerings.

In the non-agency RMBS sector new issuance has varied substantially, from the period prior to the financial crisis, after the financial crisis, and over the past several years as the sector is now expanding again, in correlation with the expanding private mortgage industry. Over the past five years the low in new issuance was in 2014, with approximately $42 billion in new primary issuance. The high was in 2017, with approximately $80 billion in new supply.

Institutional broker/dealers have been steadily reducing the size of their daily positions across the entire fixed income asset class (not just CLOs and non-agency RMBS) due mostly to changes in regulation. We would estimate that in total, across these two sectors, the broker/dealers’ daily cumulative net balance sheet of inventory sits in a range between $15 to $20 billion, and is primarily made up of bonds rated “A” or higher by the credit rating firms.

iv.	In terms of daily trading volume, CLOs typically range from $50 million a day to over $200 million, with much of this activity coming in the form of bid wanted lists through the institutional broker/dealer network. Typically over 70% of this activity is concentrated in the “AAA” and “AA” rated category, and in the BSL pool type. Daily trading volume for assets rated below “AA” and in the middle market pool type can be volatile, with some days showing very little actual trading for middle market “BB” rated bonds.

Alison White, Esq.

May 30, 2018

In the non-agency RMBS sector typically daily trading volume will range from $25 million up to $200 million daily, excluding the credit risk transfer segment of the US Mortgage GSEs. If you include the US GSE credit risk transfer sector (which the industry trades as comparable to non-agency RMBS), the daily trading volume is generally at materially higher levels.

v.	The volatility of prices for both CLOs and non-agency RMBS is dependent on a slew of characteristics, including credit quality of the security, and quality of the underlying collateral pool. Additionally, non-agency RMBS is predominately a fixed-rate coupon sector whereas CLOs are generally a floating rate coupon sector. As a result non-agency RMBS can be somewhat more volatile, with the sector offering a combination of both credit risk and interest rate risk, while the CLO sector is dominated by credit risk solely. As a general guideline the higher quality tranches within both sectors are generally less volatile than the lower rated tranches and routinely trade within a reasonably small deviation range during normal market periods.

vi.	Spreads vary notably among different collateral and rating categories, and, similar to what we see in the high yield corporate market, they may also vary in correlation with overall market liquidity.

During periods of low volatility and calm markets, higher rated subordinate bonds in both sectors (securities most commonly characterized with “AAA” rated credit ratings and those that are the most senior in a transaction) will routinely have bid/ask spreads equating to 5 basis points. In other words, a spread equal to a quarter of one percent on the price of the security. This compares to the high yield corporate market, and CMBS sectors, but wider than the more traditional consumer ABS sectors such as credit card and auto loan backed bonds. Transitioning to lower quality subordinate securities (securities that typically have “BBB” or “BB” ratings from the credit rating firms) typical bid/ask spreads can range between one and two percentage points during periods of high liquidity.

vii.	Most of the securities in these two sectors, including all of the current holdings of each Fund, are issued under Rule 144A of the 1933 Act, and as such are restricted to qualified institutional buyers per regulation. Each Fund currently holds several less liquid private placements in the CMBS and ABS sectors, but nothing in CLOs and non-agency RMBS currently.

viii.	The Adviser does extensive due diligence for all of its ABS holdings, including its CLO and non-agency RMBS securities. We have access to all relevant loan level information for each of our invested CLO and non-agency RMBS pools. The Adviser gets this data from a combination of sources, to include review of the monthly investor reporting provided by each security custodian; from Intex Solutions, a leading analytical provider for RMBS, ABS, CMBS and CLO cash flow modeling; Trepp Analytics which is a provider of both cash flow analytics and trading data independent from the sell-side broker/dealer community; and also from other independent service providers our internal analysts and traders have access to and use daily to evaluate credit investment decisions.

Alison White, Esq.

May 30, 2018

ix.	The Board has approved Valuation and Pricing Policy and Procedures for the Trust that require fixed income securities, including CLOs and non-agency RMBS, to be priced based upon valuations provided by independent, third party pricing agents, if available. If such prices are not available, the Funds’ administrator seeks to obtain a bid price from at least one independent broker. Securities which cannot be valued using the foregoing methodologies will be valued in accordance with the Fair Value Procedures established by the Board. The pricing agents currently utilized by the Funds to value CLOs and non-agency RMBS are ICE Data Services (primary), Bloomberg (secondary), Pricing Direct (secondary), and Reuters (secondary). The Board has approved the valuation methodologies of each pricing agent, and will approve any material changes in such valuation methodologies. The Board also receives periodic updates from the Funds’ pricing agents regarding their valuation methodologies. The Board will also approve any changes in the Trust’s pricing agents. In addition to the foregoing, the Funds’ administrator performs annual due diligence on the pricing agents, and performs various procedures, such as day-over-day price change analyses and sale price reviews, to ensure that the valuations being supplied by a pricing agent or broker are accurate. Additionally, the Funds leverage the expertise of the Adviser to monitor portfolio valuations and provide guidance in the event that the Adviser feels that a valuation provided by one of the pricing agents or a broker is not accurate.

The Adviser has been managing these type of investments for over a decade in the Funds, using the following process to assure we are equipped to create a daily valuation for each security owned by our Funds. The Adviser first validates that its Fund administrator is using competent independent 3rd party security valuation vendors for the first step in the daily valuation process; the Adviser monitors these valuations to assess their accuracy. This occurs for all of the different ABS sectors the Adviser invests in, including CLO’s and non-agency RMBS. The Adviser also monitors daily trading and market activities in both the primary and secondary markets for these sectors. The Adviser has established relationships across the entire sell-side institutional broker/dealer network, for both the primary, or new, issue market as well as the secondary trading markets. The Adviser monitors pricing through trades for actual securities held or through trades of comparable and similar securities held. The Adviser also maintains its own internal analysis of the invested securities and, in the few circumstances where independent market valuations can’t be obtained, or we feel the valuations are unreliable, we use a combination of this internal analysis and intelligence from our sell-side relationships to evaluate and/or derive internal valuations.

Alison White, Esq.

May 30, 2018

6.	Comment. In the Frost Credit Fund’s “Principal Investment Strategies” section, please state if there are any restrictions on the maturity or duration of the Fund’s investments and/or if the Fund has a target maturity or duration.

Response. The requested change has been made.

7.	Comment. Please confirm supplementally that any structured notes included as investments that satisfy the Frost Credit Fund’s 80% investment policy will be valued for purposes of the Fund’s 80% investment policy at their market, as opposed to notional, value.

Response. The Adviser confirms that any structured notes included as investments that satisfy the Fund’s 80% investment policy will generally be valued for purposes of the Fund’s 80% investment policy at their market, as opposed to notional, value.

8.	Comment. In the “Principal Risks” sections, please conform the discussions of duration in the “Interest Rate Risk” paragraphs.

Response. The requested change has been made.

9.	Comment. In the Frost Credit Fund’s “Principal Risks Strategies” section, please supplement the “Zero Coupon, Deferred Interest and Pay-In-Kind Bond Risk” paragraph with disclosure that:

i.	The higher yields and interest rates on original issue discount and pay-in-kind (“PIK”) securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans;

ii.	Original issue discount and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

Alison White, Esq.

May 30, 2018

iii.	Original issue discount instruments generally represent a significantly higher credit risk than coupon loans;

iv.	PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate; and

v.	Original issue discount and PIK securities create the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized, but the Adviser will be under no obligation to reimburse the Fund for these fees.

Response. The Trust and the Adviser note that the Fund does not pay an incentive fee and that the deferral of PIK interest increases, as opposed to decreases, the loan-to-value ratio at a compounding rate. Accordingly, the following disclosure has been added to the section:

In addition, (1) the higher yields and interest rates on certain PIK securities reflect the payment deferral and increased credit risk associated with such instruments and such investments may represent a significantly higher credit risk than coupon loans; (2) PIK securities may be difficult to value accurately because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral; (3) PIK interest has the effect of generating investment income; and (4) the deferral of PIK interest increases the loan-to-value ratio at a compounding rate.

10.	Comment. Please confirm supplementally that the Frost Credit Fund does not expect to invest in derivatives, other than structured notes, as part of its principal investment strategies or, alternatively, add appropriate disclosure. If the Frost Credit Fund does not expect to invest in derivatives, other than structured notes, as part of its principal investment strategies, please remove the principal risk disclosure regarding derivatives other than structured notes.

Response. The Adviser confirms that it does not currently expect investments in derivatives, other than structured notes, to be part of the Frost Credit Fund’s principal investment strategies. Accordingly, the principal risk disclosure regarding derivatives other than structured notes has been removed.

11.	Comment. Please confirm supplementally that the Frost Credit Fund does not expect to invest in ADRs as part of its principal investment strategies or, alternatively, add appropriate disclosure. If the Frost Credit Fund does not expect to invest in ADRs as part of its principal investment strategies, please remove the principal risk disclosure regarding ADRs.

Response. The Adviser confirms that it does not currently expect investments in ADRs to be part of the Frost Credit Fund’s principal investment strategies. Accordingly, the principal risk disclosure regarding ADRs has been removed.

Alison White, Esq.

May 30, 2018

12.	Comment. In the Frost Credit Fund’s “Performance Information” section, please disclose information about the additional indices in the narrative explanation accompanying the bar chart and table.

Response. The requested change has been made.

13.	Comment. Please confirm supplementally that neither of the Funds expects to invest in emerging market securities as part of its principal investment strategies or, alternatively, add appropriate disclosure. If neither of the Funds expects to invest in emerging market securities as part of its principal investment strategies, please remove the principal risk disclosure regarding emerging market securities.

Response. The Adviser confirms that it does not currently expect investments in emerging market securities to be part of either Fund’s principal investment strategies. Accordingly, the principal risk disclosure regarding emerging market securities has been removed.

14.	Comment. In the “More Information about Risk” section, please identify each Fund that is subject to each principal risk.

Response. The requested change has been made.

15.	Comment. In the “Redemptions In-Kind” section, please consider disclosing whether in-kind redemptions will be pro-rata slices of a Fund’s portfolio, individual securities from a Fund’s portfolio, or representative baskets of securities from a Fund’s portfolio.

Response. The Trust believes that the existing disclosure in the section identifies for shareholders the possibility that they may receive an in-kind redemption and the risks that they may face in holding and disposing of such securities. The Trust does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Therefore, the Trust respectfully declines to add additional disclosure at this time.

* * * * * * * * * * * *

Alison White, Esq.

May 30, 2018

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin

Leon Salkin

FROST INVESTMENT ADVISORS

ASSET SECTOR HISTORICAL ROTATION

FOR THE PERIOD ENDING MARCH 31, 2018

	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12
USTreasuries	3%	3%	0%	0%	0%	3%	1%	3%	0%	6%	5%	6%	3%	5%	8%	8%	9%
US Agency (Non MBS)	13%	14%	1%	1%	1%	1%	3%	3%	2%	2%	3%	3%	2%	1%	1%	1%	1%
US Agency MBS	37%	41%	30%	25%	20%	21%	30%	23%	20%	19%	16%	14%	22%	21%	21%	22%	21%
Non Agency MBS	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Corporates	10%	11%	23%	27%	31%	31%	26%	32%	41%	33%	30%	29%	29%	31%	29%	30%	26%
ABS	17%	16%	26%	31%	37%	32%	25%	21%	14%	14%	14%	17%	15%	12%	12%	12%	13%
CLO	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	4%	3%	3%	4%	3%	3%
CMBS	9%	8%	8%	6%	6%	7%	12%	12%	16%	16%	19%	17%	17%	17%	17%	17%	19%
Municipal	3%	3%	2%	2%	2%	2%	1%	4%	7%	9%	10%	8%	8%	7%	7%	6%	6%
Sovereigns	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	0%	0%	0%	0%	0%	0%
Cash	7%	3%	10%	8%	3%	3%	2%	2%	0%	0%	0%	2%	1%	3%	1%	1%	2%
	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16
USTreasuries	9%	12%	10%	12%	13%	18%	17%	19%	18%	26%	24%	25%	25%	25%	26%	25%	23%
US Agency (Non MBS)	2%	2%	1%	1%	1%	1%	2%	2%	3%	2%	2%	2%	1%	1%	1%	1%	1%
US Agency MBS	22%	21%	23%	22%	23%	20%	18%	17%	18%	17%	13%	13%	16%	16%	14%	12%	14%
Non Agency MBS	0%	0%	0%	0%	0%	0%	1%	1%	0%	0%	3%	3%	0%	0%	0%	2%	3%
Corporates	23%	21%	23%	22%	23%	20%	19%	18%	19%	20%	19%	20%	18%	19%	18%	17%	18%
ABS	10%	9%	10%	10%	9%	8%	7%	7%	7%	7%	6%	7%|	8%	9%	11%	11%	11%
CLO	5%	6%	6%	6%	6%	6%	8%	8%	8%	7%	11%	10%	10%	10%	10%	10%	11%
CMBS	21%	21%	20%	19%	18%	19%	20%	20%	21%	16%	17%	16%	16%	16%	16%	16%	15%
Municipal	7%	7%	6%	7%	7%	7%	7%	6%	6%	5%	4%	4%	4%	4%	3%	3%	3%
Sovereigns	0%	0%	0%	0%	0%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Cash	1%	1%	1%	1%	0%	0%	0%	1%	0%	0%	0%	0%	1%	0%	1%	3%	1%
	1Q17	2Q17	3Q1	4Q17	1Q18
US Treasuries	22%	25%	23%	23%	23%
US Agency (Non MBS)	1%	1%	4%	4%	4%
US Agency MBS	16%	16%	15%	15%	15%
Non Agency MBS	2%	2%	3%	3%	3%
Corporates	15%	13%	13%	15%	14%
ABS	11%	12%	11%	11%	10%
CLO	12%	13%	14%	15%	16%
CMBS	14%	13%	10%	9%	9%
Municipal	3%	3%	2%	3%	2%
Sovereigns	0%	0%	0%	0%	0%
Cash	4%	2%	5%	2%	4%

Source: Factset Asset sector allocations are subject to change over time.	24